Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

The Plan Administrative Committee
DaVita Retirement Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-158220) on Form S-8 of DaVita Inc. of our report dated June 23, 2020, with respect to the statements of net assets available for benefits of DaVita Retirement Savings Plan as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes, and the supplemental schedules of Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2019 and Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 11-K of DaVita Retirement Savings Plan.
/s/ KPMG LLP
Seattle, Washington
June 23, 2019